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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of June 2009

                              AETERNA ZENTARIS INC.

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                          Form 20-F /X/  Form 40-F / /

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                                Yes / /  No /X/

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

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                                 DOCUMENTS INDEX

DOCUMENTS  DESCRIPTION
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
1          AEterna Zentaris Receives US$10 Million from Institutional Investors

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                                                         [AETERNA ZENTARIS LOGO]

AETERNA ZENTARIS INC. 1405 du Parc-Technologique Blvd.
Quebec (Quebec) Canada  G1P 4P5 T 418 652-8525  F 418 652-0881
www.aezsinc.com

                                                         PRESS RELEASE
                                                         For immediate release

AETERNA ZENTARIS RECEIVES US$10 MILLION FROM INSTITUTIONAL INVESTORS

QUEBEC CITY, CANADA, JUNE 24, 2009 - AEterna Zentaris Inc. (NASDAQ: AEZS; TSX:
AEZ), a global biopharmaceutical company focused on endocrine therapy and oncology, announced today that it has completed its previously announced registered direct offering of US$10 million of units comprised of common shares and common share purchase warrants to certain institutional investors. AEterna Zentaris received net proceeds of approximately US$9.25 million after deducting placement agent fees and other offering expenses. All of the common shares and warrants were offered pursuant to an effective shelf registration statement. Proceeds from the transaction will be used for general corporate purposes, including clinical development of the Company's leading oncology and endocrinology compounds.

Dr. Juergen Engel, Ph. D., President and CEO of AEterna Zentaris stated, "We are very pleased with this vote of confidence from targeted specialized institutional investors. In addition, completing this financing provides us with additional funds that will help us to further strengthen our promising oncology pipeline."

As of June 24, 2009 and after issuing 5,319,149 common shares at the closing of the offering, the Company had 58,506,619 common shares issued and outstanding.

A shelf registration statement relating to the common shares and warrants issued in the offering (and the common shares issuable upon exercise of the warrants) has been filed with the Securities and Exchange Commission (the "SEC") and has been declared effective. A prospectus supplement relating to the offering was filed with the SEC. Copies of the prospectus supplement and accompanying prospectus may be obtained directly from AEterna Zentaris Inc., 1405 du Parc-Technologique Boulevard, Quebec City, Canada G1P 4P5. This announcement is neither an offer to sell nor a solicitation of an offer to buy any of AEterna Zentaris' common shares or warrants. No offer, solicitation or sale will be made in any jurisdiction in which such offer, solicitation or sale is unlawful.

Rodman & Renshaw, LLC, a subsidiary of Rodman & Renshaw Capital Group, Inc., (Nasdaq: RODM), acted as the exclusive placement agent for the transaction.

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ABOUT AETERNA ZENTARIS INC.

AEterna Zentaris Inc. is a global biopharmaceutical company focused on endocrine therapy and oncology, with proven expertise in drug discovery, development and commercialization. News releases and additional information are available at www.aezsinc.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments except if we are requested by a governmental authority or applicable law.

INVESTOR RELATIONS
Ginette Vallieres
Investor Relations Coordinator
(418) 652-8525 ext. 265
gvallieres@aezsinc.com

MEDIA RELATIONS
Paul Burroughs
Director of Communications
(418) 652-8525 ext. 406
pburroughs@aezsinc.com

                                      -30-
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                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                          AETERNA ZENTARIS INC.


Date: June 24, 2009       By:  /s/Dennis Turpin
-------------------            -------------------------------------------
                               Dennis Turpin
                               Senior Vice President and Chief Financial Officer